

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 10, 2017

Vincent J. Calabrese, Jr.
Chief Financial Officer
F.N.B. Corporation
One North Shore Center
12 Federal Street
Pittsburgh, PA 15212

> **Re: F.N.B. Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-31940**

Dear Mr. Calabrese:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

\s\ Yolanda R. Trotter

Yolanda R. Trotter
Staff Accountant
Office of Financial Services